UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Act of 1934

(Amendment No. 1)

SAVE FOODS, INC.

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

80512Q 303

(CUSIP Number)

December 31, 2021

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Nir Reinhold (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	16,191 (2)
	6	SHARED VOTING POWER	98,346 (2)(3)
	7	SOLE DISPOSITIVE POWER	16,191 (2)
	8	SHARED DISPOSITIVE POWER	98,346 (2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,346 (2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.5%(4)
12	TYPE OF REPORTING PERSON IN

(1)	Nir Reinhold is the officer, sole director, chairman of the board of directors and control shareholder of Buffalo Investments Ltd. (“Buffalo Investments”).

(2)	Such amount reflects a one-for-seven reverse stock split effected by Save Foods, Inc. (the “Issuer”) on February 23, 2021, as described in the prospectus filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on May 13, 2021 pursuant to Rule 424(b)(4) under the Securities Act.

(3)

As of December 31, 2021, Mr. Reinhold, in his individual capacity, is the beneficial owner of 16,191 shares of the Issuer’s common stock, par value $0.0001 per share (the “Common Stock”) and Buffalo Investments is the beneficial owner of 82,155 shares of Common Stock.

(4)	Based on 2,806,536 shares of Common Stock issued and outstanding as of November 15, 2021, according to the Issuer’s Quarterly Report on Form 10-Q with the SEC on November 15, 2021.

1	NAME OF REPORTING PERSON Buffalo Investments Ltd. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	82,155 (2)
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	82,155 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,155 (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.92%(3)
12	TYPE OF REPORTING PERSON CO

(1)	Nir Reinhold is the officer, sole director, chairman of the board of directors and control shareholder of Buffalo Investments.

(2)	Such amount reflects a one-for-seven reverse stock split effected by the Issuer on February 23, 2021, as described in the prospectus filed by the Issuer with the SEC on May 13, 2021 pursuant to Rule 424(b)(4) under the Securities Act.

(3)	As of December 31, 2021, Buffalo Investments is the beneficial owner of 82,155 shares of Common Stock.

(4)	Based on 2,806,536 shares of Common Stock issued and outstanding as of November 15, 2021, according to the Issuer’s Quarterly Report on Form 10-Q with the SEC on November 15, 2021.

Item 1(a)	Name of Issuer:

Save Foods, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

730 NW 107 Avenue, Miami, Florida, 33172

Item 2(a)	Names of Persons Filing:

(1)	Nir Reinhold; and

(2)	Buffalo Investments Ltd.

Item 2(b)	Address or Principal Business Office or, if none, Residence:

Moshav Avigdor, PO box 54, Israel, 83800

Item 2(c)	Citizenship:

Israel

Item 2(d)	Title of Class of Securities:

Common Stock, $0.0001 Par Value

Item 2(e)	CUSIP Number:

80512Q 303

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is:

Not applicable.

Item 4	Ownership.

See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.

Item 5	Ownership of Five Percent or Less of a Class.

The reporting person no longer owns 5% or more of the stock in the issuer and are therefore filing this final from 13G.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certifications.

Not applicable.

INDEX EXHIBIT

SCHEDULE 13G

Exhibit Reference	Exhibit Description

A	Joint Filing Agreement

SIGNATURES

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022	Nir Reinhold

/s/ Nir Reinhold
Nir Reinhold

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on this Schedule 13G, dated February 14, 2021 (the “Schedule 13G”), with respect to the shares of Common Stock of Save Foods, Inc. is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to this Schedule 13G. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 14th day of February, 2022.

NIR REINHOLD

By:	/s/ Nir Reinhold
Nir Reinhold

BUFFALO INVESTMENTS LTD.

By:	/s/ Nir Reinhold
Nir Reinhold
Owner